THL INVESTMENT CAPITAL CORP.
                         100 Federal Street, 35th Floor
                           Boston, Massachusetts 02110



October 25, 2004

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ms. Linda B. Stirling

                     RE:  THL INVESTMENT CAPITAL CORP.;
                          Registration Statement on Form N-2, filed May 4, 2004 (File Nos. 333-115144; 814-00664)
                          Form RW- Application For Withdrawal

Ladies and Gentlemen:

           THL Investment Capital Corp., a Maryland corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form N-2 (Registration Nos. 333-115144 and 814-00664), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "SEC") on May 4, 2004.

           The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the SEC and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant is evaluating all of its options, including that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

           Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible. The Registrant has also requested pursuant to a letter of even date herewith attached hereto as Annex A that all fees paid to the SEC in connection with the filing of the Registration Statement be refunded to the Registrant in accordance with the wire transfer instructions contained in such letter.

           Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (617) 227-3514 and via mail at c/o THL Investment Capital Partners L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110 and to David P. Kreisler, Esq. of Weil, Gotshal & Manges LLP, via fax at (617) 772-8333 and via mail at Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts 02110.

           If you have any questions regarding the foregoing application for withdrawal, please call me at (617) 227-1050 or David P. Kreisler at Weil, Gotshal & Manges LLP, outside counsel to the Registrant, at (617) 772-8300.

                                             Sincerely,

                                             THL INVESTMENT CAPITAL CORP.

                                             By:       /s/ Joseph F. Pesce
                                                       -------------------------
                                             Name:     Joseph F. Pesce
                                             Title:    Treasurer

                                     ANNEX A
                                     -------

                          THL INVESTMENT CAPITAL CORP.
                         100 Federal Street, 35th Floor
                           Boston, Massachusetts 02110



October 25, 2004

VIA FACSIMILE

U.S. Securities and Exchange Commission
Office of EDGAR Information and Analysis
450 Fifth Street, N.W.
Washington, D.C.  20549

                     RE:  THL INVESTMENT CAPITAL CORP.;

Ladies and Gentlemen:

           On May 4, 2004, THL Investment Capital Corp., a Maryland corporation (the "Registrant"), filed a Registration Statement on Form N-2 (Registration Nos. 333-115144 and 814-00664) (Accession No. 0000950135-04-002311), together with all exhibits and amendments thereto (the "Registration Statement") relating to the initial public offering of its common stock. In connection therewith, the Registrant paid a registration fee of $63,350.00 (the "Fee").

           On October 25, 2004, the Registrant applied, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the SEC and none of the Registrant's securities were sold pursuant to the Registration Statement.

           In light of the fact that the Registration Statement is being withdrawn and no securities will be sold pursuant to the Registration Statement, the Registrant hereby respectfully requests that the Fee be refunded to the Registrant and credited by wire transfer to the following account:

                                          Fleet Bank
                                          011-000-138
                                          513-11962
                                          Thomas H. Lee Management Co, LLC

           If you have any questions regarding this application for refund, please call me at (617) 227-1050 or David P. Kreisler at Weil, Gotshal & Manges LLP, outside counsel to the Registrant, at (617) 772-8300.

                                           Sincerely,

                                           THL INVESTMENT CAPITAL CORP.

                                           By:       Joseph F. Pesce
                                                     ---------------------------
                                           Name:     Joseph F. Pesce
                                           Title:    Treasurer